Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

To:

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:

Correspondence Letter regarding NousLogic Healthcare Inc. Form 1-A

Filed December 29, 2020

File No. 024-11398

5 March 2021

Please find this correspondence letter and updated EDGAR filling to include Form 1-A, Offering Circular, and attachments as our answer your Comment Letter dated 25 Jan 2021. We trust you will find the answers complete and satisfactory and will approve our offering in short order. Please feel free to contact Gavin West or Christopher Kelly directly with any additional questions generated by this review.

Comment 1:

Part I Information Item 3. Application of Rule 262, page i.

We note you have checked the box indicating that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other “covered persons” have experienced a disqualifying event. Please explain.

Answer 1:

US Capital Global Partners has completed extensive due diligence and bad actor certification of all designated personal at Nouslogic. All have satisfactorily completed said requirements. It was a misunderstanding to have checked the box for “bad actor” disclosure, assuming that box is if there is something related to “bad actor” that needs to be disclosed.

Comment 2:

Part II Information Cover Page, page ii.

We note that the cover page specifies a minimum offering amount of $225,000. Please describe any arrangements for the return of funds to subscribers if the minimum is not met. If there are no such arrangements, please so state. See Item 5(e) of Part II of Form 1- A. Additionally, please further revise the cover page to include:

● the format the offering circular is meant to follow, as required by Part II(a)(1) of Form 1-A;

● the legend required by Rule 253(f) of Regulation A, pursuant to Part II(a)(3) of Form 1-A;

● the date of the offering circular, pursuant to Item 1(c) of Part II of Form 1-A;

● the termination date of the offering, if any, pursuant to Item 1(e) of Part II of Form 1- A;

● any arrangements to place the funds received in an escrow, trust or similar arrangement, pursuant to Item 1(e) of Part II of Form 1-A;

● a cross-reference to the risk factors section, pursuant to Item 1(h) of Part II of Form 1-A; and

● the approximate date of commencement of the proposed sale to the public, pursuant to Item 1(i) of Part II of Form 1-A.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Answer 2:

The minimum threshold reported as $225,000 was a misprint and has been corrected on the updated offering circular. The actually minimum amount to be raised by Nouslogic Healthcare is $700,000. Use of proceeds for the minimum required capitalization are reflected in the below chart. The offering circular and form 1-A have been amended to reflect this update where appropriate. Likewise, the escrow agreement governing the placement, retention, disbursement, and/or return of these funds has been provided in the offering circular as per your request in Comment 12. If Nouslogic were to only capitalize at its minimum amount, the company would eliminate 1 sales vertical (Food service), slow the expansion or a second sales vertical (RPM), and eliminate a legislative effort we have targeted nationwide. The savings provided the company would allow us to operate and develop revenue over the course of year 1 that would allow us to initiate these efforts in subsequent years. A 12-18 month delay in this initiatives would have minimal impact in the final outcome of the company or projected long term ROI for investors.

	Full Capitalization		Minimum Capitalization
Uses of Proceeds	Amount	% of Total	Amount	% of Total
Personnel	$1,500,000	27.27%	$750,000	37.50%
Manufacturing	$750,000	13.64%	$400,000	20.00%
Contingency	$500,000	9.09%	$240,000	12.00%
Legislative Initiatives	$1,000,000	18.18%	$0	0.00%
Marketing	$750,000	13.64%	$400,000	20.00%
Banking Fees	$600,000	10.91%	$210,000	10.50%
Other	$400,000	7.27%	$0	0.00%
Total Uses	$5,500,000	100.00%	$2,000,000	100.00%

Comment 3:

Current Shareholders, page 10 .

We note the beneficial ownership information on page 10. Please revise to provide all of the information required by Item 12 of Part II of Form 1-A as of the most recent practicable date.

Answer 3:

Completed on amended Circular.

Comment 4:

Transaction Summary, page 10.

We note you have listed a minimum investment of “$10,000 per unit (up to 550 Units of 245 Shares per unit)” on page 10. However, it does not appear the Offering Circular relates to the sale of units, but rather shares of common stock, and a minimum investment is not described elsewhere. Please explain.

Answer 4:

The intent here was to have a minimum investment by an individual, of at least $10,000. The wording has been changed to reflect this and “units” has been removed.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Comment 5:

Company Overview, page 11.

Please revise to provide management’s discussion and analysis of financial condition and results of operations for the appropriate required financial statement periods as required by Item 9 of Part II of Form 1-A.

Comment 6:

Financial Synopsis, page 11.

The sections financial synopsis, revenue model on page 16 and financial projections on page 20 contain financial projections, including those related to future revenues, operating expenses, operating profit, EBITDA, net income, etc. for five years. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for any projections. Revise to disclose all material assumptions underlying the projections and provide details about the underlying basis for those projections. As part of your response, explain how you have a reasonable basis to project results five years in the future given your particular circumstances and limited operating history.

Answer 5 and 6:

Nouslogic is an early stage company just entering the commercial market. The purpose of this Reg A+ is to acquire the working capital to drive such an entry into the market. As such, historic reporting on income derived from operations is minimal. However, in late 2020 the company started to recognize revenue from the first of its 3 sales verticals, the sale and monthly utilization of our RPM (Remote Patient Monitoring) device. Initial trial sales of the system around the greater Houston area have resulted in significant current and future revenue for the company. The pace of use of the equipment, which requires a monthly access fee, far outpaced the projections carried within these financial documents. Thus, the forecasts contained within the offering circular are likely to underrepresent potential top line revenue. Expenses are in line with forecasted expectations and the resulting margin, EBITDA, and other leading indicators of success are likely to be better than the forecasts contained herein. In short, our Beta trial and subsequent sales and revenue has validated our financial projections.

The launch of other verticals is tied to successful execution of this Reg A+ and, thus, we do not have historic data from which to derive “the extent that the financial statements disclose material changes in net sales or revenues, … are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services”. As the companies consolidated financials are nascent, the data cannot provide an answer beyond the first paragraph. However, the revenue projections from the RPM sales, which far outpace our included projections, are strong evidence for the reliability of our model and should serve as a strong indicator of success for investors. The below chart reflects the sales results from the RPM Beta Testing by account, current fielding, and projected fielding and validates are pace to exceed financial projections provided herein.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Results of Initial Beta Sales testing ( 4 Months) by 1 x 1099 Rep in Houston market

Physican / Entity	Current Fielding Status (based on plan of 100 units per)	Current Units	Unit Revenue ($145/ unit)	Current Month DB Access ($50 Month)	Projected Monthly DB Revenue (100 Units per)	Annual Projected DB revenue
Dong Chau nguyen MD	50% Fielded	46	$6,670	$2,300	$5,000	$60,000
Amir Salim, MD	Trial	11	$1,595	$550	$5,000	$60,000
Ashkan Zand, MD	Trial	5	$725	$250	$5,000	$60,000
Cranford F Scott, MD	Trial	12	$1,740	$600	$5,000	$60,000
Rodolfo Protacio, MD	Trial	4	$580	$200	$5,000	$60,000
Victoria Pham, MD	Trial	3	$435	$150	$5,000	$60,000
Khai tran, MD	Trial	3	$435	$150	$5,000	$60,000
Imran Siddiqi, MD	Trial	3	$435	$150	$5,000	$60,000
Phuong Phan, MD	30% Fielded	34	$4,930	$1,700	$5,000	$60,000
Robert Dewitt, MD	Trial	2	$290	$100	$5,000	$60,000
Aliya Hayes, MD	Trial	2	$290	$100	$5,000	$60,000
K Baweja	30% Fielded	32	$4,640	$1,600	$5,000	$60,000
Mina Mikhail, MD	Trial	2	$290	$100	$5,000	$60,000
Jimmy Doan, MD	20% Fielded	19	$2,755	$950	$5,000	$60,000
Berry Medical	Trial	2	$290	$100	$5,000	$60,000
Tien Vo, MD	Trial	7	$1,015	$350	$5,000	$60,000
Vu Theriot, MD	Complete Fielding	89	$12,905	$4,450	$5,000	$60,000
Chau Vu, MD	Trial	2	$290	$100	$5,000	$60,000
Rajeeve Grover, MD	Trial	3	$435	$150	$5,000	$60,000
Hoang Nguyen, MD	Trial	3	$435	$150	$5,000	$60,000
Paul Truong, MD	Complted Fielding	158	$22,910	$7,900	$5,000	$60,000
Robert Dewitt, MD	Trial	2	$290	$100	$5,000	$60,000
Derek Nguyen, MD	Trial	2	$290	$100	$5,000	$60,000
Muralidar Yerramadha, MD	Trial	9	$1,305	$450	$5,000	$60,000
Sandhya-Rani Mokkala, MD	Trial	4	$580	$200	$5,000	$60,000
Apple Homehealth	Trial	1	$145	$50	$5,000	$60,000
Mark Samonte, MD	Trial	2	$290	$100	$5,000	$60,000
Seung Ho Choi, MD	Trial	1	$145	$50	$5,000	$60,000
Ofelia Navasa, MD	Trial	1	$145	$50	$5,000	$60,000

Total Current Fielded and In Invoice Cycle		464	$67,280	$23,200	$278,400	$3,340,800
Projected at Complete Fielding		2900	$420,500	$145,000	$1,740,000	$20,880,000

In addition to the validation of our projections based on the above information, we have extensive analysis to validate our sales and revenue projections, operating expenses, EBITDA, and other components of our 5 year financial projections. Most important in validation of our projections are the overall market forces driving sales. Our financial model is based on capturing 2.5-5% of the market based on the individual vertical over 5 years. Validated technology adoption modeling suggests that up to 16% of the market can be captured in 5 years just in the “innovators” and “early adopters” segments. That rate is between 300 and 600% higher than our most ambitious projections (depending on the segment), so we believe our projections are not only accurate, but very conservative. The below validated adoption curve supports a 5% market capture is a reasonable, if not conservative, projection.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Secondly, our initial foray into hospital sales has been met with a highly positive result. On Jan 20th we entered into an agreement with Marcus Evans, a Toronto based company, specializing in providing innovative technology to some of the largest hospitals and hospital chains in the United States. We are currently awaiting final approval from their steering committee to be approve as their sole source vendor for RTLS / Infection control systems. Large hospital system commit a minimum of $10M annually by contract to procure and manage projects sourced to them by Marcus Evans. Based on their historic rates of technology closure this means we would see in $2-$4M in solely installation revenue in the first year and $700,000 to $1.4M in database revenue, brining in a total of $2.7 to $5.4M in revenue from one vendor in the first year alone. The provided financials project only $2.67M in Hospital related revenue in the first 12 months after funding. So, our initial pending contract may potentially be worth twice what our financial model suggest, and thus corroborates our conservative projections. Below is a copy of an email which outlines historic Marcus Evans case studies from which we derived these projections.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

As Discussed, National Healthcare CFO/CXO Partnership

Inbox

Stephanie Ambeault	Tue, Jan 19, 5:11 PM (9 days ago)
to me

Hi Gavin,

It was nice speaking with you this afternoon. As discussed, we’ll reconnect tomorrow (Jan. 20th) at 5pm EST to continue the conversation. In the meantime, please send over some collateral (ie. the deck you shared today/marketing material/etc) for our review.

You will find the following in this email for your review:

1) Revenue specific case studies (links below)

2) A sampling of the hospital/health system delegation (links below)

3) An outline of services provided/deliverables

CASE STUDIES:

Tom Gibney, St. Luke’s Cornwall: https://docsend.com/view/tirtrny7u6uha6zt

TEG Architects: https://docsend.com/view/8ihhxr7pmp8ms394

RevClaims: https://docsend.com/view/s6yrp9mjj6327tq9

Diatherix Labs: https://docsend.com/view/mbta7m8fcimthkrr

PointRight: https://docsend.com/view/imrn6rzgvv6398g8

DELEGATE SAMPLING:

CFO: https://docsend.com/view/reg8xdhhpai7wn2p

CXO: https://docsend.com/view/bdethmxtcj39h56n

Services Provided/Deliverables

To re-cap the format:

●	Bespoke online event to take place in early 2021 (March)
●	2 Senior Executives of NousLogic to attend the National Healthcare CFO/CXO Summit from May 16th-18 th in San Diego, and the National Healthcare CFO/CXO Summit from October 24th-26th in Dallas
○ 10-15 meetings in May and 10-15 in October; each meeting is contractually-guaranteed to be with the CEO/CFO/COO/CXO/CAO/President/SVP from a 250+ bed facility/system, controlling a minimum personal spending budget of 10mil+
●	All pre and post event marketing, press release, meals, signage, corporate meeting area, etc

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Lastly, market trends are aligning to drive our sales. Covid-19 places high emphasis on both Infection control and remote patient monitoring – two of our core business offerings. The federal government has established the HACRP (hospital acquired condition reduction program) which penalizes hospitals for infections they could otherwise prevent. The bottom 20% of hospitals are penalized annually with average fine being in excess of $350,000. The cost of installation for our system in the average hospital is $140,00, based on the national bed count average of 157 beds per hospital. This provides a strong incentive for up to 20% of hospitals to immediately adopt our technology. Our products can save hospitals millions of dollars annually by reducing infection rates. Additionally, we anticipate legislation mandating adoption of such technology. Several state medical associations (See CA and NY) are already advocating for this. If this becomes the case of the next 5 years, a 5% market capture will become a wildly conservative estimate.

Comment 7:

Sources and Uses, page 12.

We note you have provided use of proceeds disclosure at the maximum offering amount of $5,500,000. Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold, including if only the minimum amount of $225,000 is sold.

Answer 7:

See answer 2 above for detailed use of proceeds at minimum subscription.

Comment 8:

Competitive Advantage & Differentiators, page 17.

We note your statement that the company has “significant patent protection around its core technology having been granted two patents and one provisional at this time.” Please revise your disclosure to include the material terms of the patent/provisional patent and expiration dates of each, as required by Item 7(a)(2) of Part II of Form 1-A.

Answer 8:

This has been added.

Nouslogic enjoys substantial patent protection around our core technology having been granted the following two patents and an additional provisional patent.

Granted	Title	Expiration
US9980082	Systems and method for tracking locations and activity	Feb 16,2036
US9959242	Keys and sensors for daily consumer activities	May 7, 2033

Pending (Application Control Number)	Title	Filed
16/209,241	Sensors and Systems for IoT and IFTTT applications & related methods	Dec 4, 2018

The patents provide Nouslogic provide significant protection around the use of Blue Tooth beacons are used to identify the location, proximity, and activity of a tagged object. These patents can be applied to both personnel and equipment and applied to a variety of hospital, general medical, and other applications. It serves as the backbone of our RTLS ( Real Time Location Service) offerings and provides significant cost savings to customers when compared to previous and other current technologies. This helps secure Nouslogic both a performance and cost advantage over competitive technologies.

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Comment 9:

Valuation & Comparables, page 19.

Explain to us the purpose of this table and what it is intended to present. The basis for the amounts included in this table and all significant assumptions should be disclosed.

Answer 9:

All assumptions for valuations and comparables have been updated in the offering circular as paragraphs below each applicable section.

Comment 10:

Historical Financials, page 22.

Please revise to provide a full set of financial statements prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as required by Part F/S (a) and (b) of Form 1-A. This should include balance sheets, statements of comprehensive income, cash flows and changes in stockholders’ equity along with footnotes to the financial statements. The date of the interim financial statements should also be clearly disclosed. Refer to the guidance in ASC 210 through 235.

Answer 10:

Done and added.

Comment 11:

Disclaimer, page 24.

Please remove the disclaimer section on page 24 of the Offering Circular, as the Offering Circular is a document provided by the company and for which it is responsible, not the underwriter. In addition, the disclaimer states that the Offering Circular does not constitute an offer to sell any securities, which is not the case. Please note the affiliated relationship between the company and the USCGS elsewhere in the document. Please also describe USCGIM’s role in the offering, if applicable.

Answer 11:

Done.

Comment 12:

Part III Information Exhibits, page 25.

Please file the following as exhibits, as described in Item 17 of Part III of Form 1-A:

● underwriting agreement with USCGS;

● form of subscription agreement;

● escrow agreement, if any; and

● a legal opinion

Answer 12:

●	Done
●	Done
●	Done
●	Done

Nouslgic Healthcare 5150 Crenshaw Rd Ste A Pasadena, TX 77505

Comment 13:

We note that your forum selection provision in Article XI of your Charter identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action or proceeding brought by or on behalf of the Corporation.” Please describe this provision in the Offering Circular and state whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please make this clear in your disclosure and ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Answer 13:

A comprehensive disclosures section has now been provided and attached in the offering circular, which details out actions arising under the Securities or Exchange Act in accordance with instructions here.

Comment 14:

Please include the information required by Item 14 of Part II of Form 1-A for both the common stock and underwriters warrants in the Offering Circular.

Answer 14:

Done.

Comment 15:

In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

Answer 15:

As noted, we have changed this to reflect its true deal as a Tier 2.

Please feel free to contact either Gavin West or Christopher Kelly for additional information related to the above responses.

Sincerely,

Gavin West

Incoming CEO

Nouslogic Healthcare